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Exhibit 99.2

First Quarter Report 2003

Biovail Corporation

Q1

Letter to Shareholders

Dear Fellow Shareholders,

        I am pleased to report that Biovail achieved positive operational and financial first quarter 2003 results. During the quarter, we focused on the launch of Cardizem® LA, our once-daily graded release medication for the treatment of hypertension. We received formal U.S. Food and Drug Administration ("FDA") approval for Cardizem LA in early February and in the latter part of March, we held a national launch meeting for our sales organization. This launch meeting included our own sales force as well as our Reliant Pharmaceuticals, LLC partners — a group of over 1,000 people. We are confident that the energy, enthusiasm and professionalism demonstrated by our two sales forces at this meeting will go a long way toward fueling the success of Cardizem LA in the marketplace.

        The first quarter also saw us begin to focus on the upcoming launch of Wellbutrin® XL, expected in the second half of this year. We are very excited about the market potential for this once-daily bupropion product for the treatment of depression. Wellbutrin is currently in the marketplace as a twice-daily medication marketed under the name Wellbutrin SR. In 2002, Wellbutrin SR generated revenues in excess of $1.5 billion and total prescriptions grew 23% in 2002 over 2001. Biovail has the rights to market the once-daily version of this drug in Canada.

CARDIZEM LA

Launch activities

        We are currently executing a planned multi-phased approach to the launch of Cardizem LA. We are introducing the unique attributes of Cardizem LA to patients through targeted physicians. The Cardizem LA launch plan also involves a number of activities including e-detailing, tele-detailing, pharmacy awareness programs, medical education and a journal publication strategy.

Early prescription results

        We are pleased with the early prescription trends for Cardizem LA. At four weeks post-launch, we surpassed our own expectations with respect to the number of prescriptions that have been written and we are continuing to receive positive feedback from physicians. Both of these elements bode well for the future of Cardizem LA. To this point, over 20,000 prescriptions have been written for Cardizem LA and more than 45,000 pharmacies now have Cardizem LA in stock. We are also in active negotiations with fifteen of the largest managed care organizations that collectively represent more than 90% of total managed care covered lives in the United States.

        We have been tracking Cardizem LA against the post-launch data from Tiazac® (hypertension) and these early results indicate that our new product has hit the market with even greater force and momentum than Tiazac, which itself was very successful. We have achieved a level of performance that we had not expected to see until June 2003. While these are still very early days, this result is more than encouraging.

PRODUCT SALES

United States

        In addition to our early successes with Cardizem LA, we experienced a number of other highlights during the first quarter of 2002. In February, we received FDA approval for Teveten® HCT, our combination angiotensin-II receptor blocker ("ARB")and diuretic medication for the treatment of hypertension, and promotional activities for the commercialization of this product began in March.

        Teveten (hypertension) and Zovirax Ointment (herpes) are being promoted by our internal sales force and by our Reliant sales force partners, in addition to Cardizem LA. During the first quarter, we added Teveten HCT to this group of co-promoted products. We saw a 39% increase in Teveten prescriptions over the fourth quarter of 2002. Zovirax Cream (herpes) received FDA approval in early January and we anticipate a mid-year trade launch of this product which is used in the treatment of cold sores in adults and adolescents.

Canada

        For Biovail's Canadian pharmaceutical division, first quarter performance continued to reflect significant growth momentum on total prescriptions and net product sales revenue. Net product sales revenue for the first quarter grew by 75% versus the same quarter of 2002 and by 7% over the fourth quarter of 2002. The increased net product sales revenue was mainly driven by the growth of Tiazac and Monocor®.

PRODUCT PIPELINE

Cardizem LA

        Development programs continue for Cardizem LA with an extensive publication strategy to support the product launch. In January, the results of our Phase III hypertension study were published in the American Journal of Hypertension and, at the end of March, the results of our Phase III angina study were presented as a poster presentation at the American College of Cardiology. We will be conducting poster presentations at the American Society of Hypertension in mid-May for the Phase IV trial comparing Cardizem LA to ramipril and for the Phase IV clinical trial comparing Cardizem LA to amlodipine in African Americans. Both of these studies demonstrate advantages of Cardizem LA in controlling blood pressure during the critical morning hours when the incidence of cardiovascular events is highest.

Other clinical programs

        Clinical programs continue for tramadol XL, our once-daily medication for the treatment of the signs and symptoms of osteoarthritis and for metformin XL, indicated for use in the treatment of Type II diabetes.

        We also have clinical programs underway involving the following new pipeline products: enalapril XL (hypertension), simvastatin EA (lipid lowering), sumatriptan FD (a FlashDose® migraine medication), oral acyclovir CR (herpes) and paroxetine CR FD (a FlashDose depression medication).

FINANCIAL RESULTS

        Biovail recorded solid financial results for the first quarter of 2003. Total revenues for the first quarter of 2003 were $191.4 million representing an increase of 23% over the first quarter of 2002.

        Net income for the first quarter of 2003 was $63.0 million, an increase of 19% over the same quarter of 2002 and diluted earnings per share increased 22% to $0.39 for the first quarter of 2003 from $0.32 in the same period of 2002.

        On behalf of the Board of Directors, I would like to extend my thanks to Biovail employees for their valuable contribution to this successful quarter, and to Biovail's shareholders for your continued support.

Eugene N. Melnyk

Chairman of the Board
Chief Executive Officer

CONSOLIDATED BALANCE SHEETS

In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars)

	March 31 2003	December 31 2002
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$13,225	$56,080
Accounts receivable	198,923	190,980
Inventories	65,475	53,047
Deposits and prepaid expenses	25,433	21,524

	303,056	321,631
Long-term investments	80,330	79,324
Property, plant and equipment, net	146,094	136,784
Goodwill, net	102,316	102,212
Intangible assets, net	1,032,995	1,080,503
Other assets, net	108,575	113,350

	$1,773,366	$1,833,804

LIABILITIES
Current
Accounts payable	$59,173	$71,641
Accrued liabilities	99,709	95,289
Income taxes payable	38,470	35,691
Deferred revenue	32,850	19,947
Current portion of long-term obligations	113,196	122,590

	343,398	345,158
Deferred revenue	17,050	18,200
Long-term obligations	496,299	624,760

	856,747	988,118

SHAREHOLDERS' EQUITY
Common shares	1,435,313	1,433,624
Stock options outstanding	4,178	4,856
Executive Stock Purchase Plan loans	(9,988)	(9,988)
Deficit	(517,422)	(580,413)
Accumulated other comprehensive income (loss)	4,538	(2,393)

	916,619	845,686

	$1,773,366	$1,833,804

CONSOLIDATED STATEMENTS OF INCOME

In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)

	Three Months Ended March 31
	2003	2002
REVENUE
Product sales	$126,914	$129,854
Research and development	2,600	5,713
Co-promotion, royalty and licensing	61,876	19,686

	191,390	155,253

EXPENSES
Cost of goods sold	37,412	35,716
Research and development	18,006	10,468
Selling, general and administrative	46,157	39,337
Amortization	40,521	12,509
Recovery from product supply agreements	(24,755)	—

	117,341	98,030

Operating income	74,049	57,223
Interest income	3,067	1,514
Interest expense	(9,982)	(1,693)
Other income	507	—

Income before provision for income taxes	67,641	57,044
Provision for income taxes	4,650	3,993

Net income	$62,991	$53,051

Earnings per share
Basic	$0.40	$0.35

Diluted	$0.39	$0.32

Weighted average number of common shares outstanding (000s)
Basic	158,197	153,668

Diluted	159,493	166,493

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with U.S. generally accepted accounting principles

(All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)

	Three Months Ended March 31
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$62,991	$53,051
Add (deduct) items not involving cash
Depreciation and amortization	44,174	15,104
Amortization of deferred financing costs	684	380
Amortization of discounts on long-term obligations	2,090	693
Compensation cost for employee stock options	500	500
Other	(1,685)	—

	108,754	69,728
Net change in non-cash operating items	(4,952)	41,689

Cash provided by operating activities	103,802	111,417

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(8,368)	(8,149)
Acquisition of intangible assets	—	(227,000)
Acquisition of long-term investment	—	(2,509)

Cash used in investing activities	(8,368)	(237,658)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	1,689	3,326
Repurchase of common shares	—	(260,291)
Proceeds from the exercise of warrants	—	306
Repayments under revolving term credit facility	(100,000)	—
Repayments of other long-term obligations	(40,000)	(4,000)
Issuance of Senior Subordinated Notes, net of financing costs	—	384,280

Cash provided by (used in) financing activities	(138,311)	123,621

Effect of exchange rate changes on cash and cash equivalents	22	1

Decrease in cash and cash equivalents	(42,855)	(2,619)
Cash and cash equivalents, beginning of period	56,080	434,891

Cash and cash equivalents, end of period	$13,225	$432,272

SHAREHOLDER INFORMATION

BIOVAIL CORPORATION

7150 Mississauga Road
Mississauga, Ontario
Canada L5N 8M5

T: (905) 286-3000
F: (905) 286-3050
E: ir@biovail.com
W: www.biovail.com

HOW TO REACH US FOR MORE INFORMATION

        For additional copies of this report, the annual report on Form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations.

Corporate Information

TRADING SYMBOL — BVF

New York Stock Exchange
Toronto Stock Exchange

REGISTRARS AND TRANSFER AGENTS

CIBC Mellon Trust Company
Toronto, Ontario, Canada
Mellon Investor Services, LLC
New York, New York, USA

The following words and logos are trademarks for the company and may be registered in Canada, the United States and certain other jurisdictions: Biovail, Cardizem®, Tiazac®, Teveten®, Vasotec®, Vaseretic®, CEFORM™, Shearform™, FlashDose®, Instatab™, SportSafe™, DrinkUp™ and Cardisense®

.

To the extent any statements made in this report contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty in predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks details from time to time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

Financial Statements prepared in accordance with Canadian Generally Accepted Accounting Principles are made available to all shareholders.

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Letter to Shareholders
CONSOLIDATED BALANCE SHEETS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars)
CONSOLIDATED STATEMENTS OF INCOME In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)